September 4 2014

Re: Caleminder Inc.

Registration Statement on Form S-1

File No. 333-197552

Filed July 22, 2014

Dear

Mathew Chrispino

We are in receipt of your letter dated August 18 2014 in regards to comments on the above S1 registration Statement filed on July 22 2014 and present to you our responses accordingly as follows:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

Noone has from the Co presented or has been authorized by our Company to present to potential investors any communication or materials or any such reports nor has any Broker and / or Dealer been contacted to participate and will not participate in the Offering.

Cover Page

2.	On the cover page, you describe the need to raise $18,500 in net proceeds “in order to alleviate the need to file for protection under bankruptcy laws.” Please revise where appropriate to clarify the meaning of this statement. For example, please clarify whether you believe that your business will fail if you do not raise $18,500 in net offering proceeds, which may require the need to file for bankruptcy protection under the United States Bankruptcy Code. Further, on pages 18 and 25, your use of proceeds and plan of operation sections appear to imply that you may continue as a shell company without operations if only $8,500 or $10,000 in net offering proceeds are raised. Please reconcile this disclosure.

Response

The amount has been revised to $8,500 and clarified accordingly .

Prospectus Summary

Our Company, page 3

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3.	Please revise this section to state that you plan to conduct your proposed business in Israel. Describe your expectations regarding the location of your prospective customers. Also, please briefly describe your prospective business plan and how you anticipate generating revenue.

Response

We have revised the summary accordingly

4.	Expand your summary to state that you are a shell company and clarify the amount of offering proceeds that must be raised for you to commence operations.

Response

We have revised the summary accordingly

Risk Factors

2. We expect to incur operating losses in the next twelve months …, page 6

5.	It appears that your business model is based on offering your service for free and then generating revenue from advertisers and upgrades to paid versions of your service. Please revise here or other appropriate places to clarify whether your paid version of your online service will be developed in the next 12 months. Further, please revise this risk factor or add another to address the need to attract a large free user base before your service would attract significant advertising revenue.

Response

We have revised the risk factor accordingly

3. We do not have sufficient cash to fund our operating expenses …, page 6

6.	On page 6 and in Exhibit 99.2, you indicate that Ms. Halperin has agreed or committed to fund your minimum necessary operating expenses for period of no less than 12 months, but the arrangement may not be legally binding. Please revise to clarify whether you believe this is a discretionary commitment by Ms. Halperin or whether it is a binding legal obligation. If it is the later, please provide us the basis for your belief. Further, you should address the difficulty of enforcing any such agreement with Ms. Halperin since she is your sole officer and director.

Response

We have revised the risk factor accordingly

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7.	Please revise to clarify whether Ms. Halpern’s commitment to fund the company’s minimum necessary operating expenses refers to implementing your plan of operation described on pages 24 through 26 or if it applies only to maintaining your public reporting status. Further, please address whether Ms. Halperin has sufficient financial wherewithal to fund your operations for the next 12 months.

Response

We have revised the risk factor accordingly

24. Efforts to comply with recently enacted changes in …, page 14

8.	Please clarify that the auditor attestation requirement for internal controls over financial reporting is not applicable to smaller reporting companies, so they may not apply to you if you do not generate sufficient revenues or market capitalization. Further, please clarify that management is not required to provide an assessment of their disclosure controls and procedure and internal controls over financial reporting, pursuant to Items 307 and 308 of Regulation S-K, until your second annual report is filed under Section 13(a) or 15(d) of the Exchange Act. Thus, there may be material weaknesses in disclosure controls and procedures and internal controls over financial reporting that are undiscovered and/or unreported.

Response

We have revised the risk factor accordingly

25. Stockholders may have limited access to information because …, page 15

9.	Please revise to clarify that even if you voluntarily register your securities under Section 12(g) of the Exchange Act by filing a Form 8-A, you may seek to deregister and terminate your filing obligations under Section 13(a) of the Exchange Act if you have less than 500 shareholders of record.

Response

We have revised the risk factor accordingly

28. We are an “Emerging Growth Company,” and any decision…, page 16

10.	Please revise to clarify that once you are no longer an emerging growth company under the JOBS Act, you may be subject to many of the same exemptions if you are eligible for smaller reporting company filer status at that time.

Response

We have revised the risk factor accordingly

Use of Proceeds, page 18

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11.	In the context of a no-minimum offering, the use of proceeds disclosure should not be limited to disclosure that reflects the sale of 40% of the offered shares. Please add disclosure that assumes that a smaller portion of the offering will be completed, such as sale of ten percent or 15% of the offered shares. The disclosure under the dilution heading should be supplemented in a corresponding fashion.

Response

After initiating such calculations it is apparent that any portion of below approx. 22% of the Offering ($11,000) would just about leave sufficient funds for the offering expenses and therefore no funds for the continuation of the corporate governance of the Company hence there is no benefit of disclosing such a scenario

We have added a paragraph to explain this in the Use of Proceeds section and in the Dilution section

12.	We note that you will have approximately $11,500 in offering costs and that your use of proceeds table appears to indicate that these costs will be paid out of offering proceeds. On page 41, your $10,000 in accounting and legal fees and expenses are described as “recorded in the FS.” Please clarify whether these accounting and legal fees have been paid or if they will be paid from offering proceeds.

Response

That assertion has been deleted from page 41, as they will be paid from the Offering Expenses

Our Business

General Development, page 20

13.	Please revise pages 9 and 29 to disclose whether Ms. Halperin has any technical expertise, experience or education in computer software or software development. Further, please clarify whether a prototype of your prospective application has been developed. If Ms. Halperin does not have a technical background and no prototype exists of the software, please clarify whether you have a reasonable basis to describe the prospective features of your application on pages 20 and 24 in such detail.

Response

Pages 9 and 29 have been revised accordingly with the information for above

14.	Please revise to clarify whether your prospective software will be primarily and/or initially a website designed for personal computers or a mobile application.

Response

It has been revised accordingly

Developer and Marketing Agencies, page 21

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15.	Since you will rely on third party developers and marketing agencies to develop and bring your service to market, please clarify the role of your sole officer in your operations.

Response

The role has been added accordingly

Competition, page 22

16.	Please expand your competition section to address the large amount of calendar reminder websites and mobile applications that currently exist and seem to provide the services you seek to offer. You should explain how your prospective software differs from these existing products and your methods of competition. Further, please add a risk factor that your prospective product appears must compete against a large number of similar and existing products and services.

Response

We have added risk factor # 30 and the competition section addresses the large amount of calendar reminder services .

Existing or Probable Government Regulations, page 23

17.	Please revise to clarify whether you will conduct your operations directly or through a legal entity formed under Israeli law. Please provide a description of any material Israeli laws, including permits, registrations licenses or the like that are necessary to operate lawfully in Israel.

Response

We have revised that the operations will all run thru the USA entity and not thru an Israeli entity.

18.	Please clarify where the offering proceeds will be located. If they will be located in Israel or a non-U.S. country, please revise to clarify whether there are any restrictions to repatriate any assets or funds to U.S. investors through liquidation or dividends, or to remit funds to pay U.S.-related expenses such as taxes or SEC reporting compliance expenses.

Response

We have clarified the above accordingly.

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation, page 24

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19.	Please revise to clarify the estimated costs needed to develop a prototype of your software. Further, please revise to disclose the estimated costs to release a version of your service to customers.

Response

We have added the cost accordingly

20.	Please revise to clarify the amount of cash you have at the most recent date practicable, as opposed to June 30, 2014.

Response

It has been revised accordingly.

Directors, Executive Officers, Promoter and Control Persons, page 29

21.	Please revise to describe Ms. Halperin’s business experience or employment from 2009 through the present. We note on page 3 you disclose that Ms. Halperin will devote 20 hours per week to you, but there is no description of her current activities beyond Caleminder, Inc.

Response

The paragraph has been revised accordingly

22.	Please revise to clarify what you mean by “assistant to the CEO of Tactile World Ltd.,” including whether this position included managerial responsibilities or direct reports. We note you did not describe any other business experience for Ms. Halperin, yet refer to her “management and administrative skills” on page 29.

Response

The paragraph has been revised accordingly

Certain Relationships and Related Transactions, page 31

23.	Please revise to disclose Ms. Halperin’s oral agreements, memorialized as Exhibit 99.2, to provide funding for operations for 12 months and office space or advise why disclosure of the agreements in this section is not required. Refer to Item 404(a) of Regulation S-K.

Response

It has been revised accordingly

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24.	Please clarify whether you have any promoters other than Ms. Halperin. Please refer to Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

Response

It has been revised accordingly

Plan of Distribution, page 35

25.	We note your disclosure on page 35 that you may hire United States-based marketing and development consultants. Please clarify whether you are referring to hiring consultants to help facilitate sales of your securities to U.S. persons or whether you are referring to consultants to help implement your business plan. If it is the former, please revise to describe the prospective activities of these potential marketing and development consultants and whether, if engaged, they will be registered broker-dealers under Section 15 of the Exchange Act.

Response

We have clarified that it is strictly for the pursuing of the business model

26.	We note that the offering period may be extended by 90 days in your sole discretion if all 2,500,000 shares are not sold within 180 days of effectiveness. Please revise to clarify the circumstances or what factors you will consider in your decision to extend or not extend your offering period.

Response

We have revised it accordingly

Please do not hesitate to further contact us if you have any additional comments on the above

Yours Truly
/s/ ShiraHalperin
ShiraHalperin
CEO

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